Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes __X__ No _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Immediate Report filed with the Tel-Aviv Stock Exchange	September 11, 2002

Item 1

3

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

ELECTROCHEMICAL INDUSTRIES (1952) LTD. ("THE COMPANY")

11 September 2002

Messrs.	Messrs.	Messrs.
Securities Authority	Tel Aviv Stock Exchange Ltd	The Registrar of Companies
22 Kanfei Nesharim Street	54 Echad Ha'am Street	P.O Box 767
Jerusalem 95464	Tel Aviv 65202	Jerusalem 91007
(Fax 02-6513940)	(Fax 03-5105379)	(by registered mail)

Dear Madam/Sir,

Re: Immediate Report on the results of a General Meeting of the Company's shareholders regarding a private offer of the Company's option warrants

1. Further to the Immediate Reports of the Company of June 19, 2002, July 19, 2002 and August 12, 2002 regarding an arrangement between the Company and the holders of the Company's non-marketable debentures (The Arrangement), which were allotted at different times over the years 1997 and 2000 (inclusive) in accordance with the position of the Securities Authority who stated that for the purpose of approving the arrangement the Company must convene a General Meeting of the Company's shareholders to approve the arrangement regarding some of the debentureholders (Series 11) relating to all the changes stemming from the above arrangements in the terms of the debentures (Series 11) allotted to interested parties. We hereby give notice that on September 11, 2002 an Extraordinary General Meeting of the Company's shareholders was convened as detailed in part A (clause 3) of the Immediate Report of August 12, 2002.

   At the General Meeting the arrangement was approved according to the above, with the required majority (ordinary majority of shareholders) where 100% of all those participating and voting supported the resolution and 12.45% of all those present abstained.

2. It should be mentioned that on August 28, 2002 the Tel Aviv District Court gave its approval (honourable Judge F. Alsheich) to the above arrangement and this approval was conditioned on obtaining the approval of the above meeting and the approval of the Tel Aviv Stock Exchange Ltd. (The TASE) (the approval in principle of the TASE was given on August 27, 2002 and now with the approval of the meeting, the formal approval of the TASE for the allotment of securities in accordance with the above arrangement, is expected in the next few days, and after receiving it the option warrant will be allotted.

Yours Sincerely,

Yair Kochavi, Advocate
Company Secretary

(*) – translation from Hebrew

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

Date: Sept. 11, 2002

By: ....
Yair Kohavi, Adv.
Corporate Secretary